TURBOSONIC TECHNOLOGIES PRESENTS FULL YEAR AND FOURTH QUARTER OPERATING RESULTS
REPORTS RECORD ORDER BACKLOG

For Immediate Release
Waterloo, Ontario, Canada
September 22, 2011

TurboSonic Technologies, Inc. (OTC Bulletin Board – TSTA), a global provider of clean air technologies, presents the following operating results for the fiscal year ended June 30, 2011:

	Three Months Ended		Twelve Months Ended
	06/30/2011	06/30/2010	06/30/2011	06/30/2010
	US Dollars
Total Revenues	$5,442,581	$786,114	$13,739,297	$13,886,053
Income (Loss) before Income Taxes	$241,417	$(487,470)	$(1,647,484)	$(1,885,635)
Net (Loss)	$(180,894)	$(189,683)	$(1,594,144)	$(975,153)
Basic (Loss) per Share	$(0.01)	$(0.01)	$(0.09)	$(0.06)
Weighted Average Number of Shares Outstanding	18,554,112	15,138,054	17,037,418	15,137,528

Revenue for the fourth quarter of fiscal 2011 was $5.44 million compared to $786,000 for the same period ending June 30, 2010. Net income before taxes was $241,417 for the fourth quarter of fiscal 2011 compared to a loss before taxes of $487,470 in the same period ending June 30, 2010. Revenue for fiscal 2011, at $13.7 million, was approximately $147,000 less than that for fiscal 2010, with a loss before income taxes of $1.6 million for fiscal 2011 compared to a loss of $1.9 million for the same period ending June 30, 2010. Our 2011 fiscal year began with a backlog of $3 million, due to a low level of bookings in the 2010 fiscal year. In comparison, our order backlog at the start of fiscal 2012 is approximately $12 million.

Our net loss for each of the 2011 fourth quarter and fiscal year reflects the effect of a non-cash accounting adjustment of $722,824 which is attributable to a reduction in the valuation of our deferred tax assets due to our incurrence of two consecutive years of losses. This adjustment, by means of the establishment of a reserve, does not reduce the total deferred tax assets available to offset future taxes.

Commenting on the Company’s results, Edward Spink, TurboSonic CEO, stated, "Given the economic climate, we made significant progress during our fiscal 2011 year. We experienced a dramatic increase in orders compared to the previous fiscal year, resulting in a pre-tax profit of $241,000 for the final quarter of the fiscal year, and a record backlog of $12 million entering our 2012 fiscal year. Our product mix continues to play an important role in our business; while regulations have historically driven our order pipeline, return on investment (ROI) is the main driver for sales of our new Catalytic Gas Treatment (CGT)™ technology, which has contributed to revenue in the fourth quarter of fiscal 2011 and is expected to contribute significantly in the future. In addition to meeting compliance, CGT™ can deliver significant savings over traditional thermal oxidation equipment, eliminating the need for combustion of non-renewable natural gas, thus avoiding the associated greenhouse gas emissions of CO2, nitrogen oxides, and methane. Although we continue to see struggling economies, we are encouraged by growth markets, and anticipated regulatory initiatives in the US and the likelihood of the adoption of similar regulations in international markets. We continue to aggressively develop innovative solutions for our customers and are placing an emphasis on new product introductions for non-regulatory driven opportunities.”

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol & Biofuels, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

www.turbosonic.com

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-K and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA – News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Inc.	TurboSonic Inc. Italian Branch
550 Parkside Drive	VIA IV Novembre, 92
Waterloo, ON, Canada N2L 5V4	Bollate, Milano, 20021, Italy
Tel: 519-885-5513	Tel: 39-02-38305384
Fax: 519-885-6992	Fax: 39-02-33301943
info@turbosonic.com	info.eu@turbosonic.com